EXHIBIT 99.1

Enthusiast Gaming Announces Steelcase as the Official Performance Seating Partner of Luminosity Gaming

LOS ANGELES, July 18, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), a leading gaming media and entertainment company, announced Steelcase Inc. (“Steelcase”) as the official performance seating partner of Luminosity Gaming, the Company’s gaming and esports brand. This new collaboration will leverage the prestige and skills of Luminosity's content creators and professional esports players to demonstrate the value and impact of Steelcase's advanced ergonomic high-performance seating among the gaming community.

The partnership underscores both organizations' commitment to testing the limits and supporting peak performance within the gaming community. Steelcase chairs, known for their ergonomic design, adjustability, quality, and comfort during long gaming sessions, will be showcased and utilized by Luminosity's content creators and professional players.

Luminosity and Steelcase will collaborate on content featuring the team’s content creators, players, and coaches, giving fans a behind-the-scenes look at how Steelcase chairs enhance their gameplay. Throughout the year, Luminosity fans can look forward to seeing players sitting in Steelcase chairs, community giveaways, sponsored livestreams, and social media takeovers with their favorite players.

"We are thrilled to partner with Steelcase, a company that shares our commitment to excellence, innovation, and the overall gaming experience," said Alex Gonzalez, Head of Luminosity. "Our creators and players spend countless hours at their setup on a daily basis, and Steelcase’s industry-leading design philosophy aligns perfectly with their needs."

Steelcase leverages research and data to inform its industry-leading designs, developing precision products that solve for the needs of work and play. Inspired by the movement of the human body and designed to support our interactions with today's technologies, Steelcase seating addresses the body’s needs, supporting gamers who are in a sitting position for prolonged periods of time. Adjustable lumbar, armrest support and responsiveness to the body's movement are key features in Steelcase’s high-performance seating.

“Luminosity is an industry pioneer that at its core, focuses on competitive excellence, and this spirit is perfectly aligned with Steelcase's mission to help the world work better,” said Alexis Heinrich, Growth Markets Manager for Steelcase. “This partnership allows us to tackle one of the biggest pain points for the gaming community: the literal, physical pain that can occur from prolonged sitting and technology usage. At Steelcase, our products are designed to provide premium comfort, support, and mobility, and we are thrilled to work with Luminosity’s elite gaming professionals and passionate content creators to demonstrate the impact that our chairs can have on performance and overall health.”

About Enthusiast Gaming
Enthusiast Gaming is an independent gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

About Steelcase
Established in 1912, Steelcase is a global design and thought leader in the world of work. We help people do their best work by creating places that work better. Along with more than 35 creative and technology partner brands, we design and manufacture innovative furnishings and solutions for the many places where work happens — including learning, health and work from home. Our solutions come to life through our community of expert Steelcase dealers in approximately 770 locations, as well as our online Steelcase store and other retail partners. Founded in Grand Rapids, Michigan, Steelcase is a publicly traded company with fiscal year 2023 revenue of $3.2 billion. With our 12,000 global employees and dealer community, we come together for people and the planet — using our business to help the world work better.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.